Farmstead Telephone Group, Inc.
                           22 Prestige Park Circle
                           East Hartford, CT 06108


                                                 June 15, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


                     RE: FARMSTEAD TELEPHONE GROUP, INC.
                         REGISTRATION STATEMENT ON FORM S-3
                         REGISTRATION NUMBER 333-134359
                         APPLICATION FOR WITHDRAWAL

Ladies and Gentlemen:

      Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Farmstead Telephone Group, Inc. (the "Registrant") hereby requests the withdrawal of the above-referenced Registration Statement on Form S-3, together with all exhibits related thereto (the "Form S-3"), filed with the Securities and Exchange Commission on May 22, 2006. The Form S-3 has not been declared effective, and no securities were sold in connection with the Form S-3.

      The Registrant seeks this withdrawal, as it appears that it is not currently qualified to register securities using the Form S-3. Accordingly, the Registrant requests the Commission grant the withdrawal of the Form S-3 effective immediately.

      If you have any questions regarding the foregoing application for withdrawal, please contact Henry E. Knoblock, III, Esquire or Dongsup S. Kim, Esquire of Gesmer Updegrove LLP at (617) 350-6800.

                                       Sincerely,
                                       FARMSTEAD TELEPHONE GROUP, INC.

                                       By: /s/ Robert G. LaVigne
                                           ---------------------
                                           Name: Robert G LaVigne
                                           Title: Chief Financial Officer

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